UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 22, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐      No  ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________________.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: July 22, 2010

22 July 2010
LGL releases Scheme Booklet
The Scheme booklet for the proposed merger of Lihir Gold Ltd (LGL) with Newcrest Mining Ltd has been released today.
The booklet includes an independent expert’s report, prepared by Grant Samuel and Associates, which concludes that the proposed Scheme of Arrangement is in the best interests of LGL shareholders, in the absence of a superior proposal.
LGL Chairman, Dr Ross Garnaut, said the terms of the proposed merger were attractive for LGL shareholders and the combination with Newcrest would create a major, global gold company with a diversified portfolio of high quality operations.
“This proposed merger will allow LGL shareholders to maintain an exposure to the company’s operations and participate in the strategic and financial benefits of the combination with Newcrest,” Dr Garnaut said.
LGL Directors unanimously recommend that LGL shareholders vote in favour of the Scheme, in the absence of a superior proposal.
The Scheme booklet contains a letter from Dr Garnaut providing further explanation of the Scheme and the Board’s recommendation. The letter is attached to this announcement. The full Scheme booklet has been lodged with the Australian Securities Exchange today, and is available on the LGL website (www.LGLgold.com). The booklet is expected to be mailed to all LGL shareholders by early next week. Shareholders are encouraged to read the document in its entirety.
Scheme Meeting
The release of the Scheme booklet follows the National Court of PNG making orders for the convening of a meeting of LGL shareholders to vote on the Scheme.
The meeting will be held at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea on Monday, 23 August 2010 at 11.00am. LGL shareholders who are registered on the LGL Share Register at Saturday, 21 August 2010 at 7.00pm are entitled to vote in relation to the Scheme Meeting.
LGL shareholders do not need to attend the Scheme Meeting in person to vote, as their vote can be made by proxy by completing the proxy form enclosed with the Scheme booklet. All proxy voting instructions must be returned to LGL’s share registry by Saturday, 21 August 2010 at 11.00am in accordance with the directions set out in the proxy form.

Page 2.
Key Dates

Week commencing Monday, 26 July 2010	Scheme booklet to be mailed to all shareholders

Saturday, 21 August 2010 at 11.00am	Latest time for lodgement of proxy forms with the LGL registry

Saturday, 21 August 2010 at 7.00pm	Date and time for determining eligibility to vote at the Scheme Meeting

Monday, 23 August 2010 at 11.00am	Date and time of Scheme Meeting for approval of the Scheme by the LGL shareholders

Friday, 27 August 2010	Court hearing for approval of the Scheme

Monday, 30 August 2010	LGL shares are suspended from trading at the close of trading on ASX and POMSoX

Monday, 6 September 2010 at 7.00pm	Expected record date for determination of entitlements to Scheme consideration

Monday, 13 September 2010	Expected implementation date for Scheme. All Scheme shares transferred to Newcrest and Scheme consideration provided to Scheme participants by Newcrest in accordance with the Scheme
Further Information
A copy of the Scheme booklet and all other announcements relating to the Scheme may also be downloaded from the LGL website (www.LGLgold.com). An LGL shareholder information line is available on 1300 749 597 (within Australia) or +61 3 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time), Monday to Friday.
For further information regarding LGL please contact:
Joe Dowling GM
Corporate Affairs
+61 7 3318 3308
+61 421 587755

LETTTER FROM THE	3
CHAIRMAN OF LGL
22 July 2010
Dear Fellow Shareholder
Background
On 4 May 2010, the boards of Lihir Gold Limited (LGL) and Newcrest Mining Limited (Newcrest) announced that the companies had entered into a Merger Implementation Agreement (MIA).
Under the MIA, LGL agreed to propose a Scheme to LGL Shareholders, which if approved by LGL Shareholders at the Scheme Meeting and by the Court, will result in Newcrest acquiring all of the LGL Shares.
Under the Scheme, LGL Shareholders will receive one New Newcrest Share for every 8.43 LGL Shares they own, plus A$0.225 cash per LGL Share, subject to a mix and match facility described below (Scheme Consideration).
LGL Directors’ recommendation
The LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a Superior Proposal. Each LGL Director will vote the voting rights attached to all LGL Shares over which he or she has control in favour of the Scheme, in the absence of a Superior Proposal.
The LGL Board commissioned Grant Samuel & Associates Pty Limited (Independent Expert) to prepare an Independent Expert’s Report on the Scheme. The LGL Directors’ recommendation is supported by the Independent Expert’s conclusion that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.
Implied premium received by LGL Shareholders
Based on the closing price of Newcrest Shares of A$32.06 on 3 May 2010 (being the last trading day prior to the date of the announcement by LGL and Newcrest that they had entered into the MIA (Announcement Date)), the implied value of the Scheme Consideration was A$4.03 per LGL Share. This represented a 33.3% premium to the one month volume weighted average price of LGL Shares to 31 March 2010 (being the last trading day prior to LGL announcing it had rejected a proposal from Newcrest, which it received on 29 March 2010). Based on this measure, the Scheme Consideration represents a substantial premium for LGL Shareholders.
Based on the closing price of Newcrest Shares of A$33.31 on 21 July 2010 (being the last trading day prior to the date of this Scheme Booklet), the implied value of the Scheme Consideration is A$4.18 per LGL Share.
With regard to the premium offered, the Independent Expert noted, that between the announcement of Newcrest’s approach on 1 April 2010 and 13 July 2010, Newcrest shares underperformed global gold equities (in US $ terms) by around 10%, potentially reflecting amongst other factors the fall in the copper price over that period. Furthermore, the Independent Expert believes that, in the absence of Newcrest’s proposal, LGL’s shares would almost certainly have risen since 1 April 2010, reflecting the rise in the gold price and the fall in the Australian dollar over that period.
As a result, the Independent Expert concluded that, while it is likely that the underperformance of Newcrest shares relative to other gold companies has reduced the effective premium provided by the Scheme Consideration, the premium remains significant.
LGL Shareholders should also be aware that the implied value of the Scheme Consideration may increase or decrease prior to the Implementation Date because of movements in the price of Newcrest Shares.
There are also several other reasons your directors continue to unanimously recommend that LGL Shareholders vote in favour of the Scheme in the absence of a Superior Proposal.

Letter from the Chairman of LGL continued	4
Other reasons for directors’ recommendation
You should read section 6 of this Scheme Booklet carefully as it sets out other considerations relevant to the decision of your directors in recommending the Scheme. In this regard, it is important to note that, among other things, LGL Shareholders can receive share consideration under the Scheme which enables them, should they wish to do so, to maintain an exposure to LGL’s existing operations and participate in the strategic and financial benefits of the Merged Group, including benefits arising from a larger and more diversified portfolio. The LGL Board believes LGL’s and Newcrest’s portfolios are strategically and operationally complementary.
In assessing and recommending the Scheme, the LGL Board evaluated the benefits of LGL continuing as a standalone entity against other strategic alternatives; these are more fully discussed at section 6.2. The LGL Board had taken steps to strengthen management and strategic focus with a view to increasing significantly the standalone value of the company. The improvements would take time, and inevitably involve some risk. On 1 April 2010, the LGL Board announced that it had rejected an offer from Newcrest dated 29 March 2010 after weighing up the risks and benefits of remaining independent against those of accepting Newcrest’s merger proposal. The LGL Board responded to a further improved offer from Newcrest on 4 May 2010 when it announced the recommendation of the higher offer to LGL Shareholders subject to the opinion of an independent expert and in the absence of a superior proposal.
This improved offer by Newcrest included a number of measures more favourable for LGL Shareholders than the previously rejected offer including an improved ratio of Newcrest shares in exchange for LGL shares, less conditionality of terms in the Merger Implementation Agreement and the ability to continue a process that had the best possible chance of maximising shareholder value. As part of this and as permitted by the Merger Implementation Agreement, LGL has undertaken a competitive sale process, under which it provided a number of large global gold companies with access to an extensive data room following Newcrest’s approach. The LGL Board notes that while no competing proposal has been received to date, an alternative offer could be made at any time until the completion of the transaction. If a third party approaches LGL with a competing proposal after the date of this Scheme Booklet, the LGL Directors will conscientiously consider it where the fiduciary or statutory duties of the LGL Directors require them to do so.
In deciding that it should recommend the improved Newcrest offer to shareholders on 4 May 2010, LGL Directors determined that, on balance, the earlier and more certain near-term value uplift for LGL Shareholders from the Newcrest proposal would be better on a time-adjusted and risk-adjusted basis than longer-term value prospects and upside from strategic options otherwise available to LGL as a standalone company.
Independent Expert’s conclusion
The Independent Expert’s Report, set out in section 11 of this Scheme Booklet, concluded that “the Proposal is in the best interests of LGL Shareholders, in the absence of a superior proposal”.
In reaching its conclusion, the Independent Expert took into account a range of matters, including:
•	the relative contributions of LGL and Newcrest to the combined entity;

•	the estimated value of the Scheme Consideration (which the Independent Expert estimates to be A$4.20–A$4.32 per LGL Share based on Newcrest’s recent trading prices) compared to the underlying value of LGL, which the Independent Expert estimates to be A$4.28–A$4.83 per LGL Share;
•	the Independent Expert noted that the Scheme Consideration is fair (albeit marginally) on the basis of a comparison of these valuation ranges. However, it acknowledged the inherent uncertainties in the theoretical valuation methodology it used to determine the underlying value of LGL and therefore notes that conclusions as to fairness based on theoretical valuation analysis should be treated with caution;

•	in this regard, the Independent Expert notes that, on one view, LGL’s competitive sale process described above will provide the best possible evidence of LGL’s current underlying value. If LGL’s competitive sale process does not result in a superior proposal, the Independent Expert believes there are strong market based grounds to conclude that the Scheme Consideration is the highest value available to LGL Shareholders, represents full underlying value and is therefore by definition fair and reasonable; and
•	the Independent Expert’s view that by the time LGL Shareholders vote on the Scheme, potential counter-bidders will have had ample time to consider their positions and, if interested, submit an alternative proposal to LGL.

Lihir Gold Limited Scheme Booklet	5
Furthermore, the Independent Expert is of the view that LGL’s Share price is likely to fall, potentially significantly, if the proposal does not proceed (in the absence of an alternative proposal).
As part of assessing whether the Scheme was in the best interests of LGL shareholders, the Independent Expert’s terms of reference included consideration of the possible effect of the proposed Resource Super Profits Tax on Newcrest. However, it is now clear that the Minerals Resource Rent Tax, which has replaced the proposed Resource Super Profits Tax, will not apply to Newcrest’s operations.
The LGL Board agrees with the conclusion of the Independent Expert that the Newcrest offer is in the best interests of LGL Shareholders, in the absence of a Superior Proposal.
Scheme Consideration choices
The Scheme has been structured to enable Newcrest to provide a limited mix and match facility to provide LGL Shareholders with greater flexibility with respect to the form of Scheme Consideration they will receive. For details of the Scheme Consideration alternatives available to LGL Shareholders, please refer to section 5.4 of this Scheme Booklet. Depending on the Scheme Consideration elections made by LGL Shareholders under the limited mix and match facility, LGL Shareholders will own approximately 35.5% to 36.8% of the Merged Group once the Scheme has been implemented.
The LGL Directors unanimously recommend that LGL Shareholders elect to receive either the Mixed Consideration or the Maximum Share Consideration. This will allow shareholders to retain diluted exposure to the potential upside in the value of the LGL assets that are being sold into Newcrest.
Scheme Meeting
The Scheme can only be implemented if it is approved by the Required Majority of LGL Shareholders at the Scheme Meeting to be held at 11.00am on Monday, 23 August 2010 at Ballrooms 1 and 2, the Crowne Plaza Hotel, Corner of Hunter and Douglas Streets, Port Moresby, Papua New Guinea and if it is subsequently approved by the Court. LGL Shareholders do not need to attend the Scheme Meeting in person to vote, as their vote can be made by proxy. A Proxy Form is enclosed with this Scheme Booklet and if LGL Shareholders wish to vote by proxy they must return the completed Proxy Form to the LGL Registry by post at Computershare Investor Services Pty Limited, GPO Box 52, Melbourne, Victoria 3001, Australia, or by facsimile on 1800 268 260 (within Australia) or +613 9473 2083 (outside Australia) no later than 11.00am on Saturday, 21 August 2010.
I encourage each LGL Shareholder to exercise their right to vote. I urge LGL Shareholders to read the Scheme Booklet, including the Independent Expert’s Report, in full. If an LGL Shareholder is in any doubt about what they should do or anything in this Scheme Booklet, they should consult their legal, investment, taxation or other professional adviser without delay.
If, after reading this Scheme Booklet, an LGL Shareholder has any questions about their LGL Shares or any other matter in this Scheme Booklet, they should contact the LGL Shareholder information line on 1300 749 597 (within Australia) or +613 9415 4665 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time) Monday to Friday.
Yours sincerely

Ross Garnaut
Chairman
Lihir Gold Limited